

June 7, 2013

Via E-mail
Mr. Thomas M. Brandt
Senior Vice President & CFO
Telecommunication Systems, Inc.
275 West Street
Annapolis, Maryland 21401

> **Re:** **Telecommunication Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **Form 8-K Filed May 2, 2013**
> **File No. 000-30821**

Dear Mr. Brandt:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

General

1.   You state on pages 9 and 22 that you have strategic relationships with Alcatel-Lucent and Huawei as distribution channel partners. We are aware of publicly-available information indicating that Alcatel-Lucent and Huawei operate in Cuba, Sudan, and/or Syria. In addition, you state on page 11 that you sell directly in Latin America and Africa, and in the Contact section of your website that you operate in the Middle East. Latin America, Africa, and the Middle East are regions that can be understood to include Cuba, Sudan, and Syria, which are countries designated as state sponsors of terrorism by the State Department, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure regarding any contacts with Cuba, Sudan, or Syria.

Please describe to us the nature and extent of any past, current, and anticipated contacts with Cuba, Sudan, and/or Syria, whether through direct or indirect arrangements. Include information regarding any products, components, equipment, technology, software, information, or services you have provided or anticipate providing, directly or indirectly, to the referenced countries, and any agreements, arrangements, or other contacts you have had, or intend to have, directly or indirectly, with the governments of those countries or entities they control.

Item 1. Business

Intellectual Property Rights, page 12

2.   Please tell us the duration of the patents that you hold pursuant to Item 101(c)(1)(iv) of Regulation S-K and confirm that you will include this information in future filings. Also tell us what consideration you have given to discussing any risks from the expiration of your patents given that you monetize your intellectual property portfolio via patent sales and licensing of the technology.

Risk Factors

"Network failures, disruptions or capacity constraints in our third party data center...," page 14

3.   Please tell us what consideration you have given to filing any agreements with your third party center facilities. See Item 601(b)(10) of Regulation S-K. It appears that you may be substantially dependent on the services of these third party data centers for the operation of your wireless applications business.

"Our wireless carrier partners may change the pricing…," page 17

4.   Please tell us what consideration you have given to providing a description of the material terms of your agreement with Verizon Wireless, a customer from whom you generated 13% of your total revenues in fiscal year 2012. We note that you have disclosed on page 17 that you are required to give Verizon Wireless certain most favored customer pricing on specified products and in certain markets, but it appears that you should also disclose other material terms of your agreement with this significant customer, including but not limited to, the term and termination provisions of the agreement. Please also tell us what consideration you have given to filing your agreement with Verizon Wireless as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. Finally, tell us, with a view toward disclosure, whether any individual agencies of the U.S. Government accounted for more than 10% of your total revenues in fiscal year 2012.

Item 3. Legal Proceedings, page 39

5.   You state that you cannot currently predict the outcome of certain referenced litigation
        and the resolutions could have a material effect on your consolidated results of
        operations, financial position or cash flows. The current disclosures do not provide
        meaningful information to investors, insofar as they do not address whether these claims
        are material to your company. Please tell us, with a view toward disclosure, whether
        these proceedings are material to your company and the basis for your conclusions.
        Refer to Item 103 of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Critical Accounting Policies and Estimates

Goodwill, page 47

6.   You state that at the time of your annual goodwill impairment test, the fair value of your
        four reporting units significantly exceeded their carrying value. Please provide us with
        the percentage by which the fair value exceeded the carrying value for each of your
        reporting units at the time you performed your annual impairment test. Also, tell us how
        the aggregate fair value of your reporting units compared to the company's market
        capitalization at such time. In addition, tell us how the company's outstanding debt was
        factored into your analysis.

Results of Operations, page 52

7.   On page 16 you discuss the decrease in gross margin to the extent that your average cost
        per user declines. We also note a discussion on page 18 regarding circumstances that
        could lead to erosion in average revenue per user. Tell us your consideration to disclose
        the period over period change (or percentage change) in these metrics. Alternatively, tell
        us why you believe this information is not relevant to a discussion of changes in your
        wireless application business and location based service revenues, respectively.
        Similarly, we note that commercial services revenues are priced based on units serviced
        such as customer cell sites, number of connections to PSAPs or number of customer
        subscribers. Tell us whether you considered quantifying these metrics and incorporating
        them into your discussion regarding the changes in your commercial services revenues.
        For guidance, please refer to Section III. B of SEC Release No. 33-8350.

8.   Throughout your discussion of the results of operations, you refer to various factors that
        have impacted your results without quantifying the impact of each factor. For example,
        you attribute the increase in commercial services revenues to lower volume from your
        navigation and locator applications and lower software maintenance, partially offset by

the higher revenue in 9-1-1 services. As another example, you attribute the increase in general and administrative expenses to legal and professional costs associated with protection and monetization of IP, accruals for variable compensation, incremental overhead and transaction expenses associated with the microDATA acquisition. Where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. See Section III.D of SEC Release No. 33-6835. Please tell us whether you considered quantifying the sources of material changes and offsetting factors and provide us with an example of proposed revised disclosures that you will include in future filings beginning with your next Form 10-Q.

9.   We note from the discussion of your goodwill impairment analysis that in 2012 you received notice from a significant application customer of its intent to adjust pricing for TCS services. Please tell us when the actual adjustment was made; what impact it had on your operations for fiscal 2012; and how you anticipate this adjustment will impact your future operations. Also, tell us whether you expect any additional pricing adjustments by this or any other customer in the near future. Further, tell us whether you considered expanding MD&A to include a quantitative and qualitative discussion of any known trends or uncertainties facing your segments. We refer you to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 3. Income per Share, page F-15

10.   We note that you have both Class A and Class B Common Stock outstanding. Tell us what consideration you have given to the two-class method for computing basic and diluted earnings per share for each class of your common stock. We refer you to ASC 260-10-45-60B(d). To the extent that earnings per share would not differ under the two-class method, please revise your disclosures in future filings to indicate as such.

Note 23. Commitments and Contingencies, page F-34

11.   We note your disclosures regarding indemnification obligations relating to certain patents. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred for these matters, in your next periodic filing, please either disclose an estimate of the additional loss or range of loss (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) or state that such an estimate cannot be made. Please refer to ASC 450-20-50. Please provide us with the revised disclosures that you intend to include in your next filing.

Mr. Thomas M. Brandt
Telecommunication Systems, Inc.
June 7, 2013
Page 5

Item 11. Executive Compensation, page 69 (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A Filed April 29, 2013)

Executive Compensation

Bonus Opportunity Plan Awards, page 27

12.   You reference certain non-GAAP financial measures in the context of your disclosure of compensation targets. Please note that in this context disclosure must be provided as to how non-GAAP financial measures are calculated from your audited financial statements. Refer to Instruction No. 5, to Item 402(b) of Regulation S-K.

Long-Term Equity Incentive Compensation, page 30

13.   You state that in setting individual grants, your Compensation Committee considers among other factors, the previous year's individual performance of each Named Executive Officer. Please expand future disclosure to discuss the factors you consider when evaluating individual performance for this compensation element, and how each individual performed against these factors.

Form 8-K filed May 2, 2013

14.   We note your reconciliation of EBITDA within Exhibit 99.2 of your Form 8-K filed May 2, 2013. Please tell us why you refer to this measure as EBITDA when in addition to interest, taxes, depreciation and amortization, you also adjust for share-based compensation. Alternatively, tell us your consideration to refer to this measure as Adjusted EBITDA. We refer you to the guidance in Question 103.01 of the C&DI's for non-GAAP Financial Measures available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. In addition in future filings, please revise to include a quantified breakdown of the individual non-cash charges included in your reconciliation.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or Jan Woo, Staff Attorney at (202) 551-3453. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief

cc: Via E-Mail
        Bruce White – Senior VP & General Counsel
        Christine Waring – Director, SEC Reporting